FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

2012 INTERIM RESULTS - HIGHLIGHTS

Financial highlights*:

. Reported profit before tax was US$12.7bn, 11% higher than in the first half of 2011, including US$4.3bn gains from disposals and US$2.2bn of adverse movements in the fair value of own debt
. Underlying profit before tax down 3% to US$10.6bn
. Underlying revenues up 4%, with particular increases in faster-growing regions of Hong Kong, Rest of Asia-Pacific and Latin America
. Profit before tax in Hong Kong and Rest of Asia-Pacific rose US$1.3bn and accounted for almost two thirds of the total profit before tax worldwide
. Further progress in reshaping HSBC; a total of 36 transactions to sell or dispose of non-strategic business announced since the start of 2011, with several major transactions now completed
. Global Banking and Markets profit before tax of US$5.0bn, up 5% compared to 1H11
. Commercial Banking increased underlying revenues from faster growing regions by 12%
. Cost efficiency ratio broadly stable compared to 1H11 at 57.5%
. Underlying costs US$1.9bn higher than in 1H11, reflecting notable items including UK customer redress provisions of US$1.3bn and US provisions for certain law enforcement and regulatory matters of US$0.7bn

. Achieved sustainable cost savings of US$0.8bn, broadly reinvested in the business. Total sustainable cost savings since the start of 2011 now equivalent to US$2.7bn on an annualised basis
. Return on average shareholders' equity 10.5%
. Profit attributable to ordinary shareholders US$8.2bn, down 9% on 1H11, and earnings per share US$0.45, down 12%
. Dividends declared in respect of 1H12 of US$0.18 per ordinary share, in line with 1H11
. Continued capital strength: core tier 1 capital ratio 11.3%, up from 10.1% at the end of 2011, ratio of customer advances to customer accounts 76.3%

Stuart Gulliver, Group Chief Executive said:

"During the first six months of 2012 we have made substantial and encouraging progress in key areas, increasing revenues in faster-growing markets such as Asia, and continuing to reshape the organisation. The period has also seen close scrutiny of our conduct. We apologise for our past mistakes in relation to anti-money laundering controls, and it is a priority for senior management to build on steps already taken to manage risk and ensure compliance more effectively. This, together with the priorities set out at our investor day - to simplify further, restructure and grow - will be essential in positioning HSBC for future growth."

Key performance indicators:

Metric	1H11	2H11	1H12	Target/benchmark
Return on average ordinary shareholders' equity (%)	12.3	9.5	10.5	12-15
Cost efficiency ratio (%)	57.5	57.5	57.5	48-52
Earnings per share (US$)	0.51	0.41	0.45	-
Core tier 1 ratio (%)	10.8	10.1	11.3	9.5-10.5
*  All figures are given on a reported basis, unless otherwise stated.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$12.7bn

HSBC made a profit before tax of US$12.7bn, an increase of US$1.3bn, or 11%, compared with the first half of 2011.

Profit attributable to ordinary shareholders was US$8.2bn, a decrease of US$777m or 9% compared with the first half of 2011.

Net interest income of US$19.4bn was US$859m, or 4%, lower than the first half of 2011.

Net operating income before loan impairment charges and other credit risk provisions of US$36.9bn was US$1.2bn, or 3%, higher than the first half of 2011.

Total operating expenses of US$21.2bn increased by US$694m, or 3%, compared with the first half of 2011. On an underlying basis, and expressed in terms of constant currency, operating expenses increased by 10%.

HSBC's cost efficiency ratio remained at 57.5%.

Loan impairment charges and other credit risk provisions were US$4.8bn in the first half of 2012, US$467m lower than the first half of 2011.

The Directors have declared a second interim dividend for 2012 of US$0.09 per ordinary share, a distribution of approximately US$1,643m.

The core tier 1 ratio and tier 1 ratio for the Group remained strong at 11.3% and 12.7%, respectively, at 30 June 2012.

The Group's total assets at 30 June 2012 were US$2,652bn, an increase of US$96.7bn, or 4%, since 31 December 2011.

Geographical distribution of results

Profit/(loss) before tax
	Half-year to
	30 June 2012		30 June 2011		31 December 2011
	US$m	%	US$m	%	US$m	%

Europe	(667)	(5.2)	2,147	18.7	2,524	24.3
Hong Kong	3,761	29.5	3,081	26.9	2,742	26.4
Rest of Asia-Pacific	4,372	34.3	3,742	32.6	3,729	35.8
Middle East and North Africa	772	6.1	747	6.5	745	7.2
North America	3,354	26.3	606	5.3	(506)	(4.9)
Latin America	1,145	9.0	1,151	10.0	1,164	11.2

	12,737	100.0	11,474	100.0	10,398	100.0

Tax expense	(3,629)		(1,712)		(2,216)

Profit for the period	9,108		9,762		8,182

Profit attributable to shareholders
of the parent company	8,438		9,215		7,582

Profit attributable to
non-controlling interests	670		547		600

Distribution of results by global business

Profit/(loss) before tax
	Half-year to
	30 June 2012		30 June 2011		31 December 2011
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	6,410	50.3	3,126	27.3	1,144	11.0
Commercial Banking	4,429	34.8	4,189	36.5	3,758	36.1
Global Banking and Markets	5,047	39.6	4,811	41.9	2,238	21.5
Global Private Banking	527	4.1	552	4.8	392	3.8
Other	(3,676)	(28.8)	(1,204)	(10.5)	2,866	27.6

	12,737	100.0	11,474	100.0	10,398	100.0

Statement by Douglas Flint, Group Chairman

Against a backdrop of deteriorating economic conditions, HSBC delivered a successful financial performance in the first half of 2012 with underlying revenue growth driven by Global Banking and Markets and Commercial Banking. This was particularly notable in the faster-growing regions of Hong Kong, Rest of Asia-Pacific and Latin America. In addition, we continued to make good progress in delivering the strategic agenda set out by management and the Group Chief Executive's Business Review highlights the key elements of performance in the period. We also benefited from sizeable disposal gains, as already announced transactions within the strategic repositioning of the Group, notably in the United States, completed. Profit before tax for the six months amounted to US$12.7 billion, some US$1.3 billion ahead of the same period last year.

Capital strength was bolstered and the core tier 1 ratio improved to 11.3% versus 10.1% at the beginning of the year and 10.8% a year ago.

A second interim dividend of US$0.09 per ordinary share was declared by the Board on 30 July taking the total dividends declared in respect of the first half of 2012 to US$0.18 per ordinary share, as foreshadowed in last year's
Annual Report and Accounts and in line with the previous year.

However, regulatory and compliance events in the first six months of the year overshadowed financial performance. And that has added further to public concern and distrust of the banking industry.

HSBC has made mistakes in the past, and for them I am very sorry. Candidly, in particular areas we fell short of the standards that I, my colleagues, our regulators, customers, and investors expect.

We cannot undo the mistakes but I can assure you that Stuart Gulliver and I are determined, and have made it our most important priority, to strengthen HSBC and reinforce our values. Our business practices and actions must stand up to scrutiny wherever we operate.

Over a year ago we set out a strategy designed to make HSBC the world's leading international bank. In order to make the firm more cohesive and better connected we reshaped our global business.

We created global functions with the necessary authority to manage the firm on a global basis with consistent policies, standards and processes.

We articulated a set of HSBC values to underpin and guide our behaviour. HSBC employs 271,500 people around the world and I believe the vast majority of my colleagues demonstrate the highest standards of integrity in their daily decisions and actions.

And since we know too well that the bad practice of a few can stain our reputation we were, and are, determined to take the appropriate measures to protect and enhance our reputation.

Whether we succeed in gaining the recognition we strive for depends ultimately on the actions we take and the judgement of others. They will judge our financial performance and capital strength but they will judge us too on our reputation for reliability, trustworthiness and integrity.

It is, therefore, extremely frustrating and infuriating when we discover areas where the behaviour of HSBC has fallen short of the standards we expect.
That is why we are embedding a new structure to help us reduce complexity and run the firm more effectively. But structure is not enough. And that is why we are formulating and implementing global standards to ensure our conduct matches our values. We are committed to doing this.

In practice this means we must adopt and enforce the highest standards throughout our global business.

It means enhancing risk management controls to prioritise behaviour and values, in particular around ethical sales practices.

It means that where we conclude that any customer or potential customer poses an unacceptable reputational risk (or otherwise does not meet our standards) we should exit or avoid the relationship.

We are committed to making the necessary investment in controls and training required to fulfil society's expectations of our industry.

This Group is made up of many legal entities around the world, all with their own traditions and heritage, but we have only one reputation. Each generation of leadership is entrusted, above all else, to guard it jealously. We take that responsibility very seriously.

You will have seen the reports of HSBC's appearance two weeks ago before the US Senate's Permanent Subcommittee on Investigations ('PSI'). The hearing related to an investigation by the PSI into risks to the US financial system from inadequate compliance with US regulations around money laundering and financial sanctions. HSBC was a case study.

We had previously disclosed the existence of these proceedings in our Annual Report and Accounts, but the PSI hearing was the first time that details have been disclosed. During the hearing we acknowledged and apologised for past mistakes.

Our compliance and operational controls should have been stronger and more effective, most particularly in Mexico as we integrated and expanded the bank we acquired in 2002. As a consequence, we failed to identify or deal adequately with unacceptable behaviour.

The PSI report acknowledges we fully co-operated with the inquiry. That is only as it should be and rightly we were held accountable for our failings.

As the PSI is purely an investigatory body we expect related enforcement actions from other US authorities over the coming months. We shall, of course, continue to co-operate with all the authorities.

We learn lessons continually. As those who seek to exploit the financial system constantly adapt their approach we need to be tireless and more innovative in our own efforts to stop them. And we must demonstrate that we have learned from earlier mistakes.

The banking industry is operating in a hostile climate so we must double our efforts to convince our regulators, customers and investors that we are striving for the highest possible standards. Only that way can we allay public fears and regain trust in our industry.

Last year Stuart and I set out our hopes and aspirations for HSBC. This year they remain the same: to make HSBC the world's leading international bank.
All this is taking place during a period of unprecedented transformation, transition and economic and political uncertainty. Never has the strain on management, our business and our customers been more evident.

The transformation required by the continuing regulatory reform agenda around capital, liquidity, central counterparty infrastructure, the ring-fencing of certain activities in the UK, preparation of recovery and resolution plans in multiple countries, addressing the extraterritorial reach of national legislation, understanding the impact of national discretions and exemptions, and addressing possible remuneration policy changes, to name but some of the areas of endeavour, is simply enormous.

The transition to a new regulatory architecture in the UK where the FSA is to be replaced with a Prudential Regulatory Authority and a Financial Conduct Authority, supplemented by a new Financial Policy Committee still defining its role and its macro-prudential tools within a Bank of England, itself about to transition to a new leadership and potentially a new governance model, adds further to the uncertain backdrop. The future influence and role of the European Banking Authority, to say nothing of what may come from a European Banking Union still in early stage design adds yet more complexity to planning for the future.

Alongside this industry introspection, we are focusing both for ourselves and with our clients to understand and address the risks, economic and financial, of a slowing global economy with a financial system increasingly domestically focused and with monetary and fiscal tools to stimulate growth all but exhausted in the developed world.

And finally, the political challenges in addressing society's expectations around social benefits, healthcare and pensions as well as addressing unsustainable fiscal positions in many countries, not least within Europe, command our attention as market sentiment around the likelihood of successful outcomes will hugely influence and shape the consumer and business confidence necessary to rebuild economic growth.

There is clearly much to do and our industry, and HSBC within it, has a critical role in supporting economic growth with well targeted, risk justified and properly priced credit, investment and related financial services.

We are eager to fulfil this role and, on the positive side, within the first half of 2012 our lending to business, including small businesses, grew. Importantly, given many weak domestic economies, trade finance and related services expanded as businesses reached out to new markets with our support. This is both consistent and clearly aligned with the efforts being made around the world by governments to facilitate economic growth.

However, on the other side of the equation, we closed the half year with close to US$150 billion deposited with central banks. While enormously supportive of HSBC's own balance sheet strength and liquidity, it is also symptomatic of a financial system that is failing to intermediate the funds it attracts to productive investment. The extent to which this reflects an underlying lack of demand for credit, an unjustified risk aversion, an inability to assess confidently risk/return dynamics or regulatory pressures to prioritise the build-up of capital and liquidity is subject to fierce debate; in reality all are factors.

Economic activity over the next six months and beyond will be planned against a backdrop of unusually difficult conditions in which to assess risks and uncertainties. Most critical will be the market's assessment of the feasibility of initiatives being designed to address the current eurozone banking and sovereign debt crises and the consequential impacts on the financial system and the global economy should these fail. On top of this, the multiple investigations around LIBOR and equivalent rate settings magnify uncertainty as the scale and depth of the issue is unknown at this stage. HSBC will also need to take concrete steps to resolve its own issues, particularly in the US.

While these issues will be a key focus to resolve as expeditiously as possible we must also continue to seek ways to support our customers in their pursuit of personal and corporate ambitions and objectives. We have the resources both human and financial to help our customers in these challenging times and we are committed to deploying them. And we have a clear strategy to which we are committed, which is being pursued actively by an energised management team and which we believe will build sustainable value for all our stakeholders.

Finally, this period has required ever greater efforts from our staff to deal simultaneously with the ongoing business needs of our customers as well as the regulatory reform and transition agenda, all in challenging economic conditions. I would like on behalf of the Board to express sincere appreciation for all their endeavour.

Review by Stuart Gulliver, Group Chief Executive

During the first six months of 2012, HSBC has recorded underlying revenue growth and continued to make substantial progress in certain key areas:

. strong revenue growth in Hong Kong, Rest of Asia-Pacific and Latin America, the same regions currently driving world economic growth;

. Global Banking and Markets has had a strong six months, during a period of uncertainty in the financial markets and macroeconomic environment; and

. we have continued to make headway in delivering our strategy, helping us to control our costs and to achieve additional revenues from the closer integration of our four different global businesses.

Our performance, however, has been affected by provisions for UK customer redress programmes and certain US law enforcement and regulatory matters, and our conduct has come under close scrutiny. We recognise that in the past we have on occasions failed to live up to the expectations of regulators, customers, and the communities in which we operate.

It is right that we be held accountable and I apologise for our past shortcomings. We are profoundly sorry for our mistakes, and are committed to putting them right. With a new strategy and senior leadership team in place since the start of 2011, we are introducing new processes and structures to help us manage risk and ensure compliance more effectively in the future.

Under the new strategy, HSBC is now run and managed as a genuinely global firm, making it easier to set, monitor and enforce standards. We are implementing high global standards across the Group. This includes working to ensure that the highest standards required in any part of the business will apply to every part of the business. We are also requiring all HSBC affiliates to independently complete due diligence on other HSBC affiliates with which they have a correspondent banking relationship; and developing a sixth filter - a global risk filter - to sit alongside the five outlined in our strategy, which will standardise our approach to doing business. Our central compliance team, whose role in the past consisted primarily of giving advice, can now control and enforce these standards. And we are driving a change in culture so that our conduct matches our values. For example, we now judge senior leaders both on what they achieve and how they achieve it.

Alongside this we continue to invest in people, processes and technology. We increased our spending on compliance to over US$400m last year.

Our customers and the communities in which we work expect us to carry out our business responsibly and to the highest ethical standards. Our shareholders, too, want us to match a strong economic performance with integrity, because both affect the value of their investment. With these steps, we believe we are heading in the right direction. This is a fundamental part of achieving our strategy and remains a top priority for the Board and senior management team.

Group performance headlines

. Reported profit before tax was US$12.7bn, US$1.3bn higher than in the first half of 2011. This included US$4.3bn of gains from the disposals of businesses, notably from the sale of the Card and Retail Services business and from the sale of 138 non-strategic branches in the US. These results also included US$2.2bn of adverse movements in the fair value of our own debt attributable to credit spreads, compared with an adverse movement of US$143m in the first half of 2011.

. Underlying profit before tax was US$10.6bn, down US$0.4bn, due to higher operating expenses, reflecting an increase in notable items, particularly provisions for customer redress and certain US law enforcement and regulatory matters. This was partly offset by higher revenue.

. On an underlying basis, total revenues were 4% higher than in the first half of 2011, led by Global Banking and Markets with increased income across a number of businesses. Commercial Banking also experienced strong revenue growth, across most products and particularly in the faster-growing regions of Hong Kong, Rest of Asia-Pacific and Latin America - targeted as priorities in our strategy. This was somewhat offset by lower income in Retail Banking and Wealth Management due to the continued run-down of our consumer finance portfolios in the US.

. We saw strong revenue growth from faster-growing regions. Underlying revenues grew in Hong Kong by 13%, in Rest of Asia-Pacific by 13% and in Latin America by 8%. Furthermore, we experienced double digit revenue growth in the priority markets of mainland China, India, Brazil and Argentina.

. Underlying costs were US$1.9bn higher than in the first half of 2011 reflecting a number of notable items, including UK customer redress provisions of US$1.3bn, provisions for certain US law enforcement and regulatory matters of US$0.7bn and restructuring costs of US$0.6bn. Excluding these items operating expenses were marginally lower, reflecting the impact of sustainable cost saving initiatives which were partly offset by wage inflation, investment in compliance infrastructure and business expansion projects.

. The reported cost efficiency ratio remained at 57.5%. On an underlying basis the cost efficiency ratio increased as a result of higher notable cost items.

. Our ratio of customer advances to customer accounts remained strong at 76.3%.

. Return on average ordinary shareholders' equity was 10.5%, down from 12.3% as a result of a higher tax charge.

. The core tier 1 ratio increased during the period from 10.1% at the end of 2011 to 11.3%, driven by profit generation and a reduction in risk-weighted assets ('RWAs') following the business disposals.

Progress on strategy

We continue to execute our strategy, which is based on two key trends: the continuing growth of international trade and capital flows; and wealth creation, particularly in faster-growing markets. In May 2012, we updated investors on the significant progress made to date.

We have announced 36 disposals and closures since the beginning of 2011, exiting non-strategic markets and selling businesses and non-core investments, making HSBC easier to manage and control, and releasing around US$55bn in risk-weighted assets. Several of these transactions have now completed, including the sale of the Card and Retail Services business and 138 non-strategic branches in the US, the Private Client Services business in Canada, retail banking operations in Thailand and the general insurance manufacturing business in Argentina.

We have begun to simplify HSBC, removing layers of management, clarifying reporting lines and making the organisation easier to manage. The number of full-time equivalent employees is now 271,500 down from a peak of 299,000 at Q1 11. Our organisational effectiveness programme led to a decrease of more than 17,500, while business disposals accounted for the majority of the remaining reduction. Since May 2011, we have achieved US$1.7bn of sustainable cost savings, including US$0.8bn in the first half of 2012. This is equivalent to US$2.7bn on an annualised basis, and we are confident that we will deliver towards the upper end of our target range of US$2.5-3.5bn of sustainable savings by the end of 2013.

We have maintained our focus on the closer integration of our global businesses. This was illustrated by the collaboration between Global Banking and Markets and Commercial Banking, where we have increased revenues by 16% in the first half of 2012. Further opportunities for collaboration have been identified and initiatives are in progress in order to achieve our medium-term revenue targets.

Wealth Management revenue, however, fell in the first half of the year, primarily due to the non-recurrence of a 2011 gain arising from a refinement to asset valuation methodology. In addition, revenue from investment products decreased, primarily from lower volumes of securities trading by customers.

This was partly offset by increased revenue from the sale of life insurance products and foreign exchange due to a rise in customer activity. We have a strong client base with around 4.3 million premier customers and remain committed to our medium-term targets. We have taken a number of actions in order to achieve them, including developing our infrastructure and capabilities.

The challenging macroeconomic context only serves to underline the importance of continuing to manage HSBC with proper discipline. In order to achieve this, we announced three immediate priorities at our strategy day in May. These are to simplify the business further, to continue to restructure and to grow the business. Focusing on these priorities will be essential in positioning HSBC for future growth.

Outlook

Economic conditions in Europe and other Western economies will continue to be subdued. Our assumption is that European leaders will take the necessary measures to preserve the euro but, even so, we expect the eurozone's economy to contract this year. In the US, we anticipate sub-par growth this year and next.

We continue to believe that emerging markets will grow at a reasonable pace. China will play an important role in this phenomenon as the world's second-largest economy and the main trading partner to other faster-growing economies. We remain confident of a 'soft landing' in China, where its leaders' readiness to use levers such as rate cuts to stimulate the economy means that growth is likely to hit or exceed 8% over the full year.

HSBC's expertise and geographic footprint across both developed and faster-growing economies mean that the Group is well-positioned to help our customers and shareholders benefit from the continued redrawing of the world's economic map. By delivering on our strategy, we are determined to help our customers make the most of the opportunities on offer.

Financial Overview

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2012			2012	2011	2011
£m	HK$m		US$m	US$m	US$m

		For the period
8,075	98,852	Profit before tax	12,737	11,474	10,398
		Profit attributable to ordinary shareholders
5,350	65,487	of the parent company	8,438	9,215	7,582
2,824	34,567	Dividends	4,454	4,006	3,495

		At the period end
105,809	1,286,294	Total shareholders' equity	165,845	160,250	158,725
112,112	1,362,915	Total regulatory capital	175,724	173,784	170,334
894,503	10,874,238	Customer accounts and deposits by banks	1,402,042	1,444,466	1,366,747
1,692,189	20,571,503	Total assets	2,652,334	2,690,987	2,555,579
740,014	8,996,153	Risk-weighted assets	1,159,896	1,168,529	1,209,514

£	HK$		US$	US$	US$
		Per ordinary share
0.29	3.49	Basic earnings	0.45	0.51	0.41
0.29	3.49	Diluted earnings	0.45	0.50	0.41
0.15	1.79	Dividends1	0.23	0.21	0.18
5.57	67.71	Net assets per share	8.73	8.59	8.48

		Share information
		US$0.50 ordinary shares in issue	18,164m	17,818m	17,868m
		Market capitalisation	US$160bn	US$177bn	US$136bn
		Closing market price per ordinary share	£5.61	£6.18	£4.91

			Over 1	Over 3	Over 5
			year	years	Years
		Total shareholder return to
		30 June 20122	96	127	90
		Benchmarks: FTSE 100	97	146	102
		MSCI World	96	139	89
		MSCI Banks	87	111	51

 1 The dividend per ordinary share of US$0.23 shown in the accounts is the total of the dividends declared during the first half of 2012. This represents the fourth interim dividend for 2011 and the first interim dividend for 2012.

2 Total shareholder return ('TSR') is as defined on page 100 of the Interim Report 2012.

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	%	%	%

Performance ratios
Return on average invested capital1	9.9	11.4	8.9
Return on average ordinary shareholders' equity	10.5	12.3	9.5
Post-tax return on average total assets	0.7	0.7	0.6
Pre-tax return on average risk-weighted assets	2.1	2.0	1.7

Efficiency and revenue mix ratios
Cost efficiency ratio	57.5	57.5	57.5

As a percentage of total operating income:
- net interest income	44.4	47.8	49.6
- net fee income	19.0	20.8	20.3
- net trading income	10.3	11.4	4.1

Capital ratios
- Core tier 1 ratio	11.3	10.8	10.1
- Tier 1 ratio	12.7	12.2	11.5
- Total capital ratio	15.1	14.9	14.1

1 Average invested capital is measured as average total shareholders' equity after:
-   adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);

-   deducting the average balance of HSBC's revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed cost of such properties on transition to IFRSs and will run down as the properties are sold;

- deducting average preference shares and other equity instruments issued by HSBC Holdings; and
- deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.

Consolidated Income Statement

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2012			2012	2011	2011
£m	HK$m		US$m	US$m	US$m

18,734	229,330	Interest income	29,549	31,046	31,959
(6,450)	(78,953)	Interest expense	(10,173)	(10,811)	(11,532)

12,284	150,377	Net interest income	19,376	20,235	20,427

6,519	79,791	Fee income	10,281	10,944	10,553
(1,252)	(15,320)	Fee expense	(1,974)	(2,137)	(2,200)

5,267	64,471	Net fee income	8,307	8,807	8,353

		Trading income excluding net interest
1,987	24,323	income	3,134	3,231	52
878	10,749	Net interest income on trading activities	1,385	1,581	1,642

2,865	35,072	Net trading income	4,519	4,812	1,694

		Changes in fair value of long-term debt
(1,148)	(14,047)	issued and related derivatives	(1,810)	(494)	4,655
		Net income/(expense) from other financial
398	4,866	instruments designated at fair value	627	394	(1,116)

		Net income/(expense) from financial
(750)	(9,181)	instruments designated at fair value	(1,183)	(100)	3,539

649	7,940	Gains less losses from financial investments	1,023	485	422
65	799	Dividend income	103	87	62
4,245	51,967	Net earned insurance premiums	6,696	6,700	6,172
3,063	37,493	Other operating income	4,831	1,285	481

27,688	338,938	Total operating income	43,672	42,311	41,150

		Net insurance claims incurred and
(4,295)	(52,580)	movement in liabilities to policyholders	(6,775)	(6,617)	(4,564)

		Net operating income before loan
		impairment charges and other credit
23,393	286,358	risk provisions	36,897	35,694	36,586
		Loan impairment charges and other
(3,043)	(37,245)	credit risk provisions	(4,799)	(5,266)	(6,861)

20,350	249,113	Net operating income	32,098	30,428	29,725

(6,914)	(84,634)	Employee compensation and benefits	(10,905)	(10,521)	(10,645)
(5,784)	(70,819)	General and administrative expenses	(9,125)	(8,419)	(9,040)
		Depreciation and impairment of property,
(448)	(5,479)	plant and equipment	(706)	(805)	(765)
		Amortisation and impairment of
(297)	(3,632)	intangible assets	(468)	(765)	(585)

(13,443)	(164,564)	Total operating expenses	(21,204)	(20,510)	(21,035)

6,907	84,549	Operating profit	10,894	9,918	8,690

		Share of profit in associates and
1,168	14,303	joint ventures	1,843	1,556	1,708

8,075	98,852	Profit before tax	12,737	11,474	10,398

(2,301)	(28,165)	Tax expense	(3,629)	(1,712)	(2,216)

5,774	70,687	Profit for the period	9,108	9,762	8,182

		Profit attributable to shareholders
5,349	65,487	of the parent company	8,438	9,215	7,582

		Profit attributable to non-controlling
425	5,200	interests	670	547	600

Consolidated Statement of Comprehensive Income

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Profit for the period	9,108	9,762	8,182

Other comprehensive income/(expense)
Available-for-sale investments:
- fair value gains	2,362	1,378	(99)
- fair value (gains)/losses transferred to income statement on disposal	(1,017)	(529)	(291)
- amounts transferred to the income statement in respect of impairment losses	450	287	296
- income taxes	(202)	-	(368)

	1,593	1,136	(462)
Cash flow hedges:
-fair value gains/(losses)	(307)	231	(812)
- fair value gains/(losses) transferred to income statement	245	(196)	984
- income taxes	56	5	(25)

	(6)	40	147

Actuarial gains/(losses) on defined benefit plans
- before income taxes	(619)	(18)	1,285
- income taxes	150	(1)	(257)

	(469)	(19)	1,028

Share of other comprehensive income of associates and joint ventures	338	(146)	(564)
Exchange differences	(392)	4,404	(7,269)
Income tax attributable to exchange differences	-	165	-

Other comprehensive income/(expense) for the period, net of tax	1,064	5,580	(7,120)

Total comprehensive income for the period	10,172	15,342	1,062

Total comprehensive income for the period attributable to:
- shareholders of the parent company	9,515	14,728	638
- non-controlling interests	657	614	424

	10,172	15,342	1,062

Consolidated Balance Sheet

			At	At	At
			30 June	30 June	31 December
At 30 June 2012			2012	2011	2011
£m	HK$m		US$m	US$m	US$m

		ASSETS

94,367	1,147,198	Cash and balances at central banks	147,911	68,218	129,902
		Items in the course of collection from
7,066	85,898	other banks	11,075	15,058	8,208
		Hong Kong Government certificates of
13,579	165,071	indebtedness	21,283	19,745	20,922
249,695	3,035,473	Trading assets	391,371	474,950	330,451
20,614	250,596	Financial assets designated at fair value	32,310	39,565	30,856
227,086	2,760,624	Derivatives	355,934	260,672	346,379
116,238	1,413,073	Loans and advances to banks	182,191	226,043	180,987
622,040	7,561,984	Loans and advances to customers	974,985	1,037,888	940,429
251,203	3,053,818	Financial investments	393,736	416,857	400,044
7,900	96,043	Assets held for sale	12,383	1,599	39,558
30,059	365,424	Other assets	47,115	45,904	48,699
837	10,176	Current tax assets	1,312	1,487	1,061
6,212	75,512	Prepayments and accrued income	9,736	12,556	10,059
15,178	184,515	Interests in associates and joint ventures	23,790	18,882	20,399
18,448	224,272	Goodwill and intangible assets	28,916	32,028	29,034
6,790	82,539	Property, plant and equipment	10,642	11,594	10,865
4,877	59,287	Deferred tax assets	7,644	7,941	7,726

1,692,189	20,571,503	Total assets	2,652,334	2,690,987	2,555,579

			At	At	At
			30 June	30 June	31 December
At 30 June 2012			2012	2011	2011
£m	HK$m		US$m	US$m	US$m

		LIABILITIES AND EQUITY
		Liabilities
13,579	165,071	Hong Kong currency notes in circulation	21,283	19,745	20,922
78,827	958,277	Deposits by banks	123,553	125,479	112,822
815,676	9,915,961	Customer accounts	1,278,489	1,318,987	1,253,925
		Items in the course of transmission to
7,223	87,806	other banks	11,321	16,317	8,745
196,864	2,393,222	Trading liabilities	308,564	385,824	265,192
55,884	679,371	Financial liabilities designated at fair value	87,593	98,280	85,724
227,097	2,760,764	Derivatives	355,952	257,025	345,380
80,096	973,711	Debt securities in issue	125,543	149,803	131,013
8,038	97,718	Liabilities of disposal groups held for sale	12,599	41	22,200
22,406	272,383	Other liabilities	35,119	31,542	27,967
2,209	26,851	Current tax liabilities	3,462	2,629	2,117
40,105	487,550	Liabilities under insurance contracts	62,861	64,451	61,259
7,482	90,955	Accruals and deferred income	11,727	13,432	13,106
3,355	40,789	Provisions	5,259	3,027	3,324
1,011	12,293	Deferred tax liabilities	1,585	1,157	1,518
2,528	30,729	Retirement benefit liabilities	3,962	2,958	3,666
18,946	230,322	Subordinated liabilities	29,696	32,753	30,606

1,581,326	19,223,773	Total liabilities	2,478,568	2,523,450	2,389,486

		Equity
5,794	70,432	Called up share capital	9,081	8,909	8,934
6,279	76,327	Share premium account	9,841	8,401	8,457
3,733	45,380	Other equity instruments	5,851	5,851	5,851
15,825	192,398	Other reserves	24,806	31,085	23,615
74,178	901,758	Retained earnings	116,266	106,004	111,868

105,809	1,286,295	Total shareholders' equity	165,845	160,250	158,725
5,054	61,435	Non-controlling interests	7,921	7,287	7,368

110,863	1,347,730	Total equity	173,766	167,537	166,093

1,692,189	20,571,503	Total equity and liabilities	2,652,334	2,690,987	2,555,579

Consolidated Statement of Cash Flows

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Cash flows from operating activities
Profit before tax	12,737	11,474	10,398

Adjustments for:
- net gain from investing activities	(1,481)	(544)	(652)
- share of profit in associates and joint ventures	(1,843)	(1,556)	(1,708)
- gain on sale of US branches and card business	(3,809)	-	-
- other non-cash items included in profit before tax	10,420	8,825	11,053
- change in operating assets	(47,658)	(92,560)	85,148
- change in operating liabilities	40,766	130,301	(86,289)
- elimination of exchange differences	3,504	(16,046)	26,886
- dividends received from associates	278	246	58
- contributions paid to defined benefit plans	(437)	(588)	(589)
- tax paid	(2,304)	(1,709)	(2,386)

Net cash generated from operating activities	10,173	37,843	41,919

Cash flows from investing activities
Purchase of financial investments	(177,427)	(156,596)	(162,412)
Proceeds from the sale and maturity of financial investments	188,242	153,407	158,295
Purchase of property, plant and equipment	(683)	(665)	(840)
Proceeds from the sale of property, plant and equipment	76	194	106
Net purchase of intangible assets	(507)	(893)	(678)
Net cash inflow from disposal of US branch network and cards business	23,484	-	-
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses	(1,537)	5	211
Net cash outflow from acquisition of or increase in stake of associates	(13)	(39)	(51)
Proceeds from disposal of associates and joint ventures	288	11	14

Net cash used in investing activities	31,923	(4,576)	(5,355)

Cash flows from financing activities
Issue of ordinary share capital	263	13	83
Net sales of own shares for market-making and investment purposes	25	27	(252)
(Purchases)/sales of own shares to meet share awards and share option awards	-	(27)	(109)
Subordinated loan capital issued	-	-	7
Subordinated loan capital repaid	(1,453)	(2,574)	(1,203)
Net cash outflow from the changes in stake in subsidiaries	-	-	104
Dividends paid to ordinary shareholders of the parent company	(3,161)	(2,192)	(2,822)
Dividends paid to non-controlling interests	(325)	(321)	(247)
Dividends paid to holders of other equity instruments	(286)	(286)	(287)

Net cash generated from/(used in) financing activities	(4,937)	(5,360)	(4,726)

Net increase/(decrease) in cash and cash equivalents	37,159	27,907	31,838

Cash and cash equivalents at beginning of period	325,449	274,076	312,351
Exchange differences in respect of cash and cash equivalents	(3,601)	10,368	(18,740)

Cash and cash equivalents at end of period	359,007	312,351	325,449

Consolidated Statement of Changes in Equity

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Called up share capital
At beginning of period	8,934	8,843	8,909
Shares issued under employee share plans	84	1	5
Shares issued in lieu of dividends and amounts arising thereon	63	65	20

At end of period	9,081	8,909	8,934

Share premium
At beginning of period	8,457	8,454	8,401
Shares issued under employee share plans	1,447	12	78
Shares issued in lieu of dividends and amounts arising thereon	(63)	(65)	(22)

At end of period	9,841	8,401	8,457

Other equity instruments
At beginning of period	5,851	5,851	5,851

At end of period	5,851	5,851	5,851

Retained earnings
At beginning of period	111,868	99,105	106,004
Shares issued under employee share plans	(1,268)	-	-
Shares issued in lieu of dividends and amounts arising thereon	1,007	1,334	898
Dividends to shareholders	(4,454)	(4,006)	(3,495)
Tax credits on distributions	59	64	64
Own shares adjustment	32	(225)	(136)
Cost of share-based payment arrangements	541	588	566
Income taxes on share-based payments	(5)	36	(15)
Other movements	119	37	(112)
Change in ownership interest in subsidiaries that did not result in loss of control	43	-	-
Total comprehensive income for the period	8,324	9,071	8,094

At end of period	116,266	106,004	111,868

Other reserves
Available-for-sale fair value reserve
At beginning of period	(3,361)	(4,077)	(2,917)
Other movements	-	14	(14)
Total comprehensive income for the period	1,562	1,146	(430)

At end of period	(1,799)	(2,917)	(3,361)

Cash flow hedging reserve
At beginning of period	(95)	(285)	(245)
Total comprehensive income for the period	(7)	40	150

At end of period	(102)	(245)	(95)

Foreign exchange reserve
At beginning of period	(237)	2,468	6,939
Total comprehensive income for the period	(364)	4,471	(7,176)

At end of period	(601)	6,939	(237)

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Merger reserve
At beginning of period	27,308	27,308	27,308

At end of period	27,308	27,308	27,308

Total shareholders' equity
At beginning of period	158,725	147,667	160,250
Shares issued under employee share plans	263	13	83
Shares issued in lieu of dividends and amounts arising thereon	1,007	1,334	896
Dividends to shareholders	(4,454)	(4,006)	(3,495)
Tax credits on distributions	59	64	64
Own shares adjustment	32	(225)	(136)
Cost of share-based payment arrangements	541	588	566
Income taxes on share-based payments	(5)	36	(15)
Other movements	119	51	(126)
Changes in ownership interests in subsidiaries that did not result in loss of control	43	-	-
Total comprehensive income for the period	9,515	14,728	638

At end of period	165,845	160,250	158,725

Non-controlling interests
At beginning of period	7,368	7,248	7,287
Dividends to shareholders	(398)	(413)	(402)
Other movements	(11)	1	27
Acquisition and disposals of subsidiaries	376	(261)	9
Changes in ownership interests in subsidiaries that did not result in loss of control	(71)	98	23
Total comprehensive income for the period	657	614	424

At end of period	7,921	7,287	7,368

Total equity
At beginning of period	166,093	154,915	167,537
Shares issued under employee share plans	263	13	83
Shares issued in lieu of dividends and amounts arising thereon	1,007	1,334	896
Dividends to shareholders	(4,852)	(4,419)	(3,897)
Tax credits on distributions	59	64	64
Own shares adjustment	32	(225)	(136)
Cost of share-based payment arrangements	541	588	566
Income taxes on share-based payments	(5)	36	(15)
Other movements	108	52	(99)
Acquisition and disposal of subsidiaries	376	(261)	9
Changes in ownership interests in subsidiaries that did not result in loss of control	(28)	98	23
Total comprehensive income for the period	10,172	15,342	1,062

At end of period	173,766	167,537	166,093

Additional Information

1. Basis of preparation

The basis of preparation applicable to the interim consolidated financial statements of HSBC can be found in Note 1 of the Interim Report 2012

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU').

The consolidated financial statements of HSBC at 31 December 2011 were prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2011, there were no unendorsed standards effective for the year ended 31 December 2011 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2011 were prepared in accordance with IFRSs as issued by the IASB.

On 20 December 2010, the IASB issued 'Deferred tax: Recovery of Underlying Assets (amendments to IAS 12)' which is effective for periods beginning on or after 1 January 2012 but has not yet been endorsed by the EU. The effect of the application of the amendment is not significant to HSBC.

At 30 June 2012, there were no other unendorsed standards effective for the period ended 30 June 2012 affecting these interim consolidated financial statements, and there was no significant difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

During the half-year ended 30 June 2012, HSBC also adopted amendments to standards which had an insignificant effect on the interim consolidated financial statements.

2. Dividends

The Directors have declared after the end of the period a second interim dividend in respect of the financial year ending 31 December 2012 of US$0.09 per ordinary share, a distribution of approximately US$1,643m, which will be payable on 4 October 2012 to holders of record on 16 August 2012 on the Hong Kong Overseas Branch Register and 17 August 2012 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 24 September 2012, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 29 August 2012 and elections must be received by 19 September 2012. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 30 June 2012.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 4 October 2012 to the holders of record on 17 August 2012. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on 24 September 2012, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 13 August 2012 and 22 August 2012.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 4 October 2012 to holders of record on 17 August 2012. The dividend of US$0.45 per ADS will be payable by the depositary in cash in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 13 September 2012. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 15 August 2012. The ADSs will be quoted ex-dividend in New York on 15 August 2012.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on 16 August 2012 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 17 August 2012 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 17 August 2012. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 15 August 2012; any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 16 August 2012.

Transfers of ADSs should be lodged with the depositary by 12 noon on 17 August 2012 in order to receive the dividend.

Dividends paid to shareholders of HSBC Holdings plc during the period were as follows:

	Half-year to
	30 June 2012			30 June 2011			31 December 2011
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on
ordinary shares
In respect of previous year:
- fourth interim dividend	0.14	2,535	259	0.12	2,119	1,130	-	-	-
In respect of current year:
- first interim dividend	0.09	1,633	748	0.09	1,601	204	-	-	-
- second interim dividend	-	-	-	-	-	-	0.09	1,603	178
- third interim dividend	-	-	-	-	-	-	0.09	1,605	720

	0.23	4,168	1,007	0.21	3,720	1,334	0.18	3,208	898

Quarterly dividends on
preference shares classified
as equity
March dividend	15.50	22		15.50	22		-	-
June dividend	15.50	23		15.50	23		-	-
September dividend	-	-		-	-		15.50	22
December dividend	-	-		-	-		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital
securities classified as equity
January coupon	0.508	44		0.508	44		-	-
March coupon	0.500	76		0.500	76		-	-
April coupon	0.508	45		0.508	45		-	-
June coupon	0.500	76		0.500	76		-	-
July coupon	-	-		-	-		0.508	45
September coupon	-	-		-	-		0.500	76
October coupon	-	-		-	-		0.508	45
December coupon	-	-		-	-		0.500	76

	2.016	241		2.016	241		2.016	242

On 16 July 2012, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45m. No liability is recorded in the financial statements in respect of this coupon payment.

3. Earnings and dividends per ordinary share

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$	US$	US$

Basic earnings per ordinary share	0.45	0.51	0.41
Diluted earnings per ordinary share	0.45	0.50	0.41
Dividends per ordinary share	0.23	0.21	0.18
Net asset value per share at period end	8.73	8.59	8.48

Dividend pay out ratio1	51.1%	41.2%	43.9%

1 Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share were calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share were calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	8,438	9,215	7,582
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	8,152	8,929	7,295

4. Tax expense

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

UK corporation tax charge	100	230	590
Overseas tax	3,549	1,694	2,561

Current tax	3,649	1,924	3151
Deferred tax	(20)	(212)	(935)

Tax expense	3,629	1,712	2,216

Effective tax rate	28.5%	14.9%	21.3%

The effective UK corporation tax rate applying to HSBC was 24.5% (2011: 26.5%). Overseas tax included Hong Kong profits tax of US$476m (first half of 2011: US$453m; second half of 2011: US$544m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2011: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The higher effective tax rate in the first half of 2012 reflects the impact of higher taxed profits arising on the disposal of the US branch network and cards business combined with the non deductible provision in respect of certain US regulatory matters. The lower effective tax rate in the first half of 2011 included the benefit of deferred tax of US$0.9bn eligible to be recognised in respect of foreign tax credits in the US.

Analysis of overall tax expense:

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Taxation at UK corporation tax rate of 24.5% (2011: 26.5%)	3,122	3,041	2,755
Effect of differently taxed overseas profits	265	(275)	(217)
Adjustments in respect of prior period liabilities	479	522	(27)
Deferred tax temporary differences not recognised/(previously not recognised)	2	(1,008)	85
Effect of profit in associates and joint ventures	(459)	(412)	(453)
Non taxable income and gains	(280)	(184)	(359)
Permanent disallowables	405	95	372
Other items	95	(67)	60

Overall tax expense	3,629	1,712	2,216

5. Analysis of net fee income

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Account services	1,755	1,846	1,824
Cards	1,716	1,977	1,978
Funds under management	1,242	1,414	1,339
Credit facilities	867	849	900
Broking income	707	933	778
Imports/Exports	606	552	551
Insurance	425	545	507
Remittances	399	371	399
Underwriting	377	332	246
Global custody	375	391	360
Unit trusts	344	374	283
Corporate finance	230	235	206
Trust income	141	148	146
Investment contracts	71	65	71
Mortgage servicing	47	56	53
Other	979	856	912

Total fee income	10,281	10,944	10,553
Less: fee expense	(1,974)	(2,137)	(2,200)

Net fee income	8,307	8,807	8,353

6. Loan impairment charge

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Individually assessed impairment allowances:
- Net new allowances	1,187	743	1,363
- Recoveries	(84)	(105)	(86)

	1,103	638	1,277

Collectively assessed impairment allowances:
- Net new allowances	3,906	4,960	5,865
- Recoveries	(484)	(625)	(610)

	3,422	4,335	5,255

Total charge for impairment losses	4,525	4,973	6,532

Banks	1	1	(17)
Customers	4,524	4,972	6,549

7. Capital resources

	At	At	At
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Composition of regulatory capital
Tier 1 capital
Shareholders' equity	160,606	154,652	154,148
Shareholders' equity per balance sheet	165,845	160,250	158,725
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)	(5,851)
Deconsolidation of special purpose entities	2,017	1,658	2,679

Non-controlling interests	4,451	3,871	3,963
Non-controlling interests per balance sheet	7,921	7,287	7,368
Preference share non-controlling interests	(2,412)	(2,445)	(2,412)
Non-controlling interest transferred to tier 2 capital	(496)	(507)	(496)
Non-controlling interest in deconsolidated subsidiaries	(562)	(464)	(497)

Regulatory adjustments to the accounting basis	(3,308)	888	(4,331)
Unrealised losses on available-for-sale debt securities	1,208	3,290	2,228
Own credit spread	(2,115)	(773)	(3,608)
Defined benefit pension fund adjustment	(116)	1,211	(368)
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	(2,387)	(3,085)	(2,678)
Cash flow hedging reserve	102	245	95

Deductions	(31,080)	(33,649)	(31,284)
Goodwill capitalised and intangible assets	(26,650)	(29,375)	(27,419)
50% of securitisation positions	(1,364)	(1,274)	(1,207)
50% of tax credit adjustment for expected losses	145	126	188
50% of excess of expected losses over impairment allowances	(3,211)	(3,126)	(2,846)

Core tier 1 capital	130,669	125,762	122,496

Other tier 1 capital before deductions	17,110	18,339	17,939
Preference share premium	1,405	1,405	1,405
Preference share non-controlling interests	2,412	2,445	2,412
Hybrid capital securities	13,293	14,489	14,122

Deductions	(845)	(988)	(845)
Unconsolidated investments	(990)	(1,114)	(1,033)
50% of tax credit adjustment for expected losses	145	126	188

Tier 1 capital	146,934	143,113	139,590

Tier 2 capital
Total qualifying tier 2 capital before deductions	47,205	50,544	48,676
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	2,387	3,085	2,678
Collective impairment allowances	2,551	2,772	2,660
Perpetual subordinated debt	2,778	2,782	2,780
Term subordinated debt	39,189	41,605	40,258
Non-controlling interest in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(18,415)	(19,873)	(17,932)
Unconsolidated investments	(13,834)	(15,471)	(13,868)
50% of securitisation positions	(1,364)	(1,274)	(1,207)
50% of excess of expected losses over impairment allowances	(3,211)	(3,126)	(2,846)
Other deductions	(6)	(2)	(11)

Total regulatory capital	175,724	173,784	170,334

	At	At	At
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Risk-weighted assets
Credit risk	931,724	947,525	958,189
Counterparty credit risk	49,535	52,985	53,792
Market risk	54,281	44,456	73,177
Operational risk	124,356	123,563	124,356

Total	1,159,896	1,168,529	1,209,514

	%	%	%
Capital ratios
Core tier 1 ratio	11.3	10.8	10.1
Tier 1 ratio	12.7	12.2	11.5
Total capital ratio	15.1	14.9	14.1

8. Notes on the statement of cash flows

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Other non-cash items included in profit before tax
Depreciation, amortisation and impairment	1,221	1,631	1,504
Gains arising from dilution of interests in associates	-	(181)	(27)
Revaluations on investment property	(43)	(38)	(80)
Share-based payment expense	541	588	574
Loan impairment losses gross of recoveries and other credit risk provisions	5,124	6,011	7,542
Provisions	2,703	937	1,262
Impairment of financial investments	353	339	469
Charge/(credit) for defined benefit plans	233	(321)	181
Accretion of discounts and amortisation of premiums	288	(141)	(372)

	10,420	8,825	11,053

Change in operating assets
Change in prepayments and accrued income	323	(590)	2,497
Change in net trading securities and net derivatives	14,436	7,079	19,979
Change in loans and advances to banks	(21,188)	(6,738)	9,356
Change in loans and advances to customers	(42,516)	(85,132)	54,279
Change in financial assets designated at fair value	(147)	(2,480)	1,897
Change in other assets	1,434	(4,699)	(2,860)

	(47,658)	(92,560)	85,148

Change in operating liabilities
Change in accruals and deferred income	(1,379)	(474)	(326)
Change in deposits by banks	10,731	14,895	(12,657)
Change in customer accounts	27,312	91,262	(42,861)
Change in debt securities in issue	(5,470)	4,402	(18,790)
Change in financial liabilities designated at fair value	2,423	11,285	(5,817)
Change in other liabilities	7,149	8,931	(5,838)

	40,766	130,301	(86,289)

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m
Interest and dividends
Interest paid	(10,967)	(12,644)	(10,481)
Interest received	32,441	33,578	33,156
Dividends received	446	376	226

	At	At	At
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Cash and cash equivalents
Cash and balances at central banks	147,911	68,218	129,902
Items in the course of collection from other banks	11,075	15,058	8,208
Loans and advances to banks of one month or less	184,337	215,381	169,858
Treasury bills, other bills and certificates of deposit less than three months	27,005	30,011	26,226
Less: items in the course of transmission to other banks	(11,321)	(16,317)	(8,745)

	359,007	312,351	325,449

9. Segmental analysis

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East and North Africa	North America	Latin America	Intra-HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net operating income
Half-year to:
30 June 2012	8,630	6,101	5,649	1,102	7,817	4,429	(1,630)	32,098
30 June 2011	10,167	5,389	5,248	1,137	5,191	4,863	(1,567)	30,428
31 December 2011	11,567	5,137	5,198	1,177	3,793	4,707	(1,854)	29,725

Profit/(loss) before tax

Half-year to:
30 June 2012	(667)	3,761	4,372	772	3,354	1,145	-	12,737
30 June 2011	2,147	3,081	3,742	747	606	1,151	-	11,474
31 December 2011	2,524	2,742	3,729	745	(506)	1,164	-	10,398

Total assets
At 30 June 2012	1,375,553	486,608	334,978	62,881	500,590	138,968	(247,244)	2,652,334
At 30 June 2011	1,379,308	474,044	298,590	58,038	529,386	163,611	(211,990)	2,690,987
At 31 December 2011	1,281,945	473,024	317,816	57,464	504,302	144,889	(223,861)	2,555,579

10. Reconciliation of reported and constant currency profit before tax

	Half-year to 30 June 2012 ('1H12') compared with half-year to 30 June 2011 ('1H11')
HSBC	1H11 as reported US$m	Currency translation US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change %	Constant currency change %

Net interest income	20,235	(669)	19,566	19,376	(4)	(1)
Net fee income	8,807	(265)	8,542	8,307	(6)	(3)
Changes in fair value	(143)	−	(143)	(2,170)	(1,417)	(1,417)
Gains on disposal of US branch network and cards business	−	−	−	3,809
Other income	6,795	(268)	6,527	7,575	11	16

Net operating income	35,694	(1,202)	34,492	36,897	3	7

Loan impairment charges and other credit risk provisions	(5,266)	138	(5,128)	(4,799)	9	6

Net operating income	30,428	(1,064)	29,364	32,098	5	9

Operating expenses	(20,510)	746	(19,764)	(21,204)	(3)	(7)

Operating profit	9,918	(318)	9,600	10,894	10	13

Share of profit in associates and joint ventures	1,556	40	1,596	1,843	18	15

Profit before tax	11,474	(278)	11,196	12,737	11	14

By global business

Retail Banking and Wealth Management	3,126	(55)	3,071	6,410	105	109
Commercial Banking	4,189	(105)	4,084	4,429	6	8
Global Banking and Markets	4,811	(131)	4,680	5,047	5	8
Global Private Banking	552	(5)	547	527	(5)	(4)
Other	(1,204)	18	(1,186)	(3,676)	(205)	(210)

Profit before tax	11,474	(278)	11,196	12,737	11	14

By geographical region

Europe	2,147	(111)	2,036	(667)
Hong Kong	3,081	9	3,090	3,761	22	22
Rest of Asia-Pacific	3,742	(38)	3,704	4,372	17	18
Middle East and North Africa	747	(3)	744	772	3	4
North America	606	(16)	590	3,354	453	468
Latin America	1,151	(119)	1,032	1,145	(1)	11

Profit before tax	11,474	(278)	11,196	12,737	11	14

	Half-year to 30 June 2012 ('1H12') compared with half-year to 31 December 2011 ('2H11')
HSBC	2H11 as reported US$m	Currency translation US$m	2H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change %	Constant currency change %

Net interest income	20,427	(334)	20,093	19,376	(5)	(4)
Net fee income	8,353	(134)	8,219	8,307	(1)	1
Changes in fair value	4,076	(38)	4,038	(2,170)
Gains on disposal of US branch network and cards business	-	-	-	3,809
Other income	3,730	(91)	3,639	7,575	103	108

Net operating income	36,586	(597)	35,989	36,897	1	3

Loan impairment charges and other credit risk provisions	(6,861)	95	(6,766)	(4,799)	30	29

Net operating income	29,725	(502)	29,223	32,098	8	10

Operating expenses	(21,035)	372	(20,663)	(21,204)	(1)	(3)

Operating profit	8,690	(130)	8,560	10,894	25	27

Share of profit in associates and joint ventures	1,708	17	1,725	1,843	8	7

Profit before tax	10,398	(113)	10,285	12,737	22	24

By global business

Retail Banking and Wealth Management	1,144	(17)	1,127	6,410	460	469
Commercial Banking	3,758	(47)	3,711	4,429	18	19
Global Banking and Markets	2,238	(29)	2,209	5,047	126	128
Global Private Banking	392	(3)	389	527	34	35
Other	2,866	(17)	2,849	(3,676)

Profit before tax	10,398	(113)	10,285	12,737	22	24

By geographical region

Europe	2,524	(23)	2,501	(667)
Hong Kong	2,742	9	2,751	3,761	37	37
Rest of Asia-Pacific	3,729	(26)	3,703	4,372	17	18
Middle East and North Africa	745	(2)	743	772	4	4
North America	(506)	(3)	(509)	3,354
Latin America	1,164	(68)	1,096	1,145	(2)	4

Profit before tax	10,398	(113)	10,285	12,737	22	24

Reconciliation of reported and underlying revenue

	Half-year to
	30 Jun 2012	30 Jun 2011	Change	30 Jun 2012	31 Dec 2011	Change
	US$m	US$m	%	US$m	US$m	%

Reported revenue	36,897	35,694	3	36,897	36,586	1
Constant currency		(1,202)			(559)
Own credit spread	2,170	143		2,170	(4,076)
Acquisitions, disposals and dilutions	(4,299)	(1,220)		(4,299)	(1,095)

Underlying revenue	34,768	33,415	4	34,768	30,856	13

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions ('LICs')

	Half-year to
	30 Jun 2012	30 Jun 2011	Change	30 Jun 2012	31 Dec 2011	Change
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(4,799)	(5,266)	9	(4,799)	(6,861)	30
Constant currency		138			95
Acquisitions, disposals and dilutions	−	369		−	304

Underlying LICs	(4,799)	(4,759)	(1)	(4,799)	(6,462)	26

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 Jun 2012	30 Jun 2011	Change	30 Jun 2012	31 Dec 2011	Change
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(21,204)	(20,510)	(3)	(21,204)	(21,035)	(1)
Constant currency		746			372
Acquisitions, disposals and dilutions	−	480		−	302

Underlying operating expenses	(21,204)	(19,284)	(10)	(21,204)	(20,361)	(4)

Underlying cost efficiency ratio	61.0%	57.7%		61.0%	66.0%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 Jun 2012	30 Jun 2011	Change	30 Jun 2012	31 Dec 2011	Change
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	12,737	11,474	11	12,737	10,398	22
Constant currency		(278)			(75)
Own credit spread	2,170	143		2,170	(4,076)
Acquisitions, disposals and dilutions	(4,299)	(371)		(4,299)	(441)

Underlying profit before tax	10,608	10,968	(3)	10,608	5,806	83

By global business
Retail Banking and Wealth Management	2,573	2,886	(11)	2,573	657	292
Commercial Banking	4,182	4,080	3	4,182	3,708	13
Global Banking and Markets	5,029	4,680	7	5,029	2,209	128
Global Private Banking	460	546	(16)	460	400	15
Other	(1,636)	(1,224)	(34)	(1,636)	(1,168)	(40)

Underlying profit before tax	10,608	10,968	(3)	10,608	5,806	83

By geographical region
Europe	938	2,107	(55)	938	(480)
Hong Kong	3,761	3,090	22	3,761	2,751	37
Rest of Asia-Pacific	4,069	3,524	15	4,069	3,758	8
Middle East and North Africa	776	748	4	776	698	11
North America	21	483	(96)	21	(1,930)
Latin America	1,043	1,016	3	1,043	1,009	3

Underlying profit before tax	10,608	10,968	(3)	10,608	5,806	83

11. Distribution of results by global business

Retail Banking and Wealth Management
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Net interest income	10,774	12,086	12,015
Net fee income	3,760	4,212	4,014
Net trading income/(expense)	34	188	(707)
Net income/(expense) from financial instruments designated at fair value	519	343	(1,104)
Gains less losses from financial investments	20	70	54
Dividend income	13	14	13
Net earned insurance premiums	5,792	5,698	5,184
Other operating income	4,335	688	219

Total operating income	25,247	23,299	19,688

Net insurance claims incurred and movement in liabilities to policyholders	(5,932)	(5,727)	(3,727)
Net operating income before loan impairment charges
and other credit risk provisions	19,315	17,572	15,961

Loan impairment charges and other credit risk provisions	(3,273)	(4,270)	(5,049)

Net operating income	16,042	13,302	10,912

Direct employee expenses	(2,944)	(3,169)	(3,369)
Other operating expenses, including reallocations	(7,274)	(7,577)	(7,087)

Total operating expenses	(10,218)	(10,746)	(10,456)

Operating profit	5,824	2,556	456

Share of profit in associates and joint ventures	586	570	688

Profit before tax	6,410	3,126	1,144

Commercial Banking
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Net interest income	5,144	4,814	5,117
Net fee income	2,224	2,131	2,160
Net trading income	321	296	288
Net income from financial instruments designated at fair value	72	55	(22)
Gains less losses from financial investments	2	2	18
Dividend income	10	8	7
Net earned insurance premiums	882	985	971
Other operating income	420	263	220

Total operating income	9,075	8,554	8,759

Net insurance claims incurred and movement in liabilities to policyholders	(822)	(874)	(828)
Net operating income before loan impairment charges
and other credit risk provisions	8,253	7,680	7,931

Loan impairment charges and other credit risk provisions	(924)	(642)	(1,096)

Net operating income	7,329	7,038	6,835

Direct employee expenses	(1,106)	(1,210)	(974)
Other operating expenses, including reallocations	(2,630)	(2,255)	(2,782)

Total operating expenses	(3,736)	(3,465)	(3,756)

Operating profit	3,593	3,573	3,079

Share of profit in associates and joint ventures	836	616	679

Profit before tax	4,429	4,189	3,758

Global Banking and Markets
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Net interest income	3,625	3,603	3,660
Net fee income	1,598	1,730	1,497

Net trading income	3,735	3,827	1,377
Net income/(expense) from financial instruments designated at fair value	501	(212)	140
Gains less losses from financial investments	700	414	347
Dividend income	55	39	36
Net earned insurance premiums	17	23	24
Other operating income	117	280	297

Total operating income	10,348	9,704	7,378

Net insurance claims incurred and movement in liabilities to policyholders	(13)	(15)	(10)
Net operating income before loan impairment charges
and other credit risk provisions	10,335	9,689	7,368

Loan impairment charges and other credit risk recoveries	(598)	(334)	(650)

Net operating income	9,737	9,355	6,718

Direct employee expenses	(2,181)	(2,396)	(1,800)
Other operating expenses, including reallocations	(2,892)	(2,464)	(3,062)

Total operating expenses	(5,073)	(4,860)	(4,862)

Operating profit	4,664	4,495	1,856

Share of profit in associates and joint ventures	383	316	382

Profit before tax	5,047	4,811	2,238

Global Private Banking
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Net interest income	672	729	710
Net fee income	625	731	651

Net trading income	259	207	224
Gains less losses from financial investments	(4)	(3)	6
Dividend income	4	4	3
Other operating income	85	21	9

Net operating income before loan impairment charges
and other credit risk provisions	1,641	1,689	1,603

Loan impairment charges and other credit risk provisions	(4)	(22)	(64)

Net operating income	1,637	1,667	1,539

Direct employee expenses	(617)	(688)	(663)
Other operating expenses, including reallocations	(496)	(429)	(486)

Total operating expenses	(1,113)	(1,117)	(1,149)

Operating profit	524	550	390

Share of profit in associates and joint ventures	3	2	2

Profit before tax	527	552	392

Other
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Net interest expense	(464)	(481)	(430)
Net fee income	100	3	31

Net trading income/(expense)	(205)	(222)	(133)

Net income/(expense) from financial instruments designated at fair value	(2,275)	(286)	4,525

Gains less losses from financial investments	305	2	(3)
Dividend income	21	22	3
Net earned insurance premiums	(4)	(6)	(7)
Other operating income	2,860	2,997	3,130

Total operating income	338	2,029	7,116

Net insurance claims incurred and movement in liabilities to policyholders	−	(1)	1
Net operating income before loan impairment charges and
other credit risk provisions	338	2,028	7,117

Loan impairment (charges)/recoveries and other credit risk provisions	−	2	(2)

Net operating income/(expense)	338	2,030	7,115

Direct employee expenses	(4,057)	(3,058)	(3,839)
Other operating expenses, including reallocations	8	(228)	(367)

Total operating expenses	(4,049)	(3,286)	(4,206)

Operating profit/(loss)	(3,711)	(1,256)	2,909

Share of profit/(loss) in associates and joint ventures	35	52	(43)

Profit/(loss) before tax	(3,676)	(1,204)	2,866

12. Distribution of results by geography

Europe
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Interest income	8,729	9,075	9,400
Interest expense	(3,656)	(3,509)	(3,965)

Net interest income	5,073	5,566	5,435

Fee income	4,093	4,255	4,059
Fee expense	(1,070)	(1,124)	(954)

Net fee income	3,023	3,131	3,105

Net trading income	1,851	2,007	154

Changes in fair value of long-term debt issued and related derivatives	(1,165)	(371)	3,551
Net income/(expense) from other financial instruments designated at
fair value	229	131	(843)

Net income/(expense) from financial instruments designated at
fair value	(936)	(240)	2,708

Gains less losses from financial investments	449	312	203
Dividend income	43	25	24
Net earned insurance premiums	1,860	2,386	1,750
Other operating income	468	652	527

Total operating income	11,831	13,839	13,906

Net insurance claims incurred and movement in liabilities to policyholders	(2,164)	(2,499)	(1,000)
Net operating income before loan impairment charges
and other credit risk provisions	9,667	11,340	12,906

Loan impairment charges and other credit risk provisions	(1,037)	(1,173)	(1,339)

Net operating income	8,630	10,167	11,567

Operating expenses	(9,289)	(8,014)	(9,055)

Operating profit/(loss)	(659)	2,153	2,512

Share of profit/(loss) in associates and joint ventures	(8)	(6)	12

Profit/(loss) before tax	(667)	2,147	2,524

Hong Kong
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Interest income	3,112	2,716	2,976
Interest expense	(513)	(467)	(534)

Net interest income	2,599	2,249	2,442

Fee income	1,888	1,885	1,756
Fee expense	(270)	(273)	(271)

Net fee income	1,618	1,612	1,485

Net trading income	762	669	520

Net income/(expense) from financial instruments designated at
fair value	44	26	(563)

Gains less losses from financial investments	279	18	6
Dividend income	18	31	8
Net earned insurance premiums	3,079	2,588	2,500
Other operating income	825	911	773

Total operating income	9,224	8,104	7,171

Net insurance claims incurred and movement in liabilities to policyholders	(3,091)	(2,690)	(1,903)
Net operating income before loan impairment charges
and other credit risk provisions	6,133	5,414	5,268

Loan impairment charges and other credit risk provisions	(32)	(25)	(131)

Net operating income	6,101	5,389	5,137

Operating expenses	(2,396)	(2,339)	(2,419)

Operating profit	3,705	3,050	2,718

Share of profit/(loss) in associates and joint ventures	56	31	24

Profit before tax	3,761	3,081	2,742

Rest of Asia-Pacific
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Interest income	4,666	4,088	4,643
Interest expense	(1,948)	(1,707)	(1,922)

Net interest income	2,718	2,381	2,721

Fee income	1,353	1,372	1,290
Fee expense	(275)	(255)	(296)

Net fee income	1,078	1,117	994

Net trading income	932	862	796

Changes in fair value of long-term debt issued and related derivatives	(2)	(1)	5
Net income/(expense) from other financial instruments designated at
fair value	66	4	(24)

Net income/(expense) from financial instruments designated at
fair value	64	3	(19)

Gains less losses from financial investments	25	(22)	(1)
Dividend income	4	1	1
Net earned insurance premiums	392	340	419
Other operating income	1,076	932	779

Total operating income	6,289	5,614	5,690

Net insurance claims incurred and movement in liabilities to policyholders	(342)	(266)	(325)
Net operating income before loan impairment charges
and other credit risk provisions	5,947	5,348	5,365

Loan impairment charges and other credit risk provisions	(298)	(100)	(167)

Net operating income	5,649	5,248	5,198

Operating expenses	(2,865)	(2,836)	(2,970)

Operating profit	2,784	2,412	2,228

Share of profit in associates and joint ventures	1,588	1,330	1,501

Profit before tax	4,372	3,742	3,729

Middle East and North Africa
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Interest income	990	995	1,044
Interest expense	(285)	(322)	(285)

Net interest income	705	673	759

Fee income	343	367	340
Fee expense	(41)	(40)	(40)

Net fee income	302	327	300

Net trading income	216	237	245

Net income/(expense) from financial instruments designated at
fair value	(4)	(6)	16

Gains less losses from financial investments	5	(6)	(2)
Dividend income	3	2	3
Other operating income	10	9	50

Total operating income	1,237	1,236	1,371

Net insurance claims incurred and movement in liabilities to policyholders	−	-	-

Net operating income before loan impairment charges
and other credit risk provisions	1,237	1,236	1,371

Loan impairment charges and other credit risk provisions	(135)	(99)	(194)

Net operating income	1,102	1,137	1,177

Operating expenses	(537)	(574)	(585)

Operating profit	565	563	592

Share of profit in associates and joint ventures	207	184	153

Profit before tax	772	747	745

North America
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Interest income	6,390	7,790	7,379
Interest expense	(1,651)	(1,941)	(1,748)

Net interest income	4,739	5,849	5,631

Fee income	1,861	2,228	2,194
Fee expense	(418)	(510)	(604)

Net fee income	1,443	1,718	1,590

Net trading income/(expense)	161	448	(810)

Changes in fair value of long-term debt issued and related derivatives	(638)	(116)	1,083
Net income/(expense) from other financial instruments
designated at fair value	(1)	(3)	-
Net income/(expense) from financial instruments
designated at fair value	(639)	(119)	1,083

Gains less losses from financial investments	176	110	152
Dividend income	26	21	19
Net earned insurance premiums	109	118	118
Gains on disposal of US branch network and cards business	3,809	-	-
Other operating income	226	168	58

Total operating income	10,050	8,313	7,841

Net insurance claims incurred and movement in liabilities to policyholders	(72)	(73)	(81)

Net operating income before loan impairment charges
and other credit risk provisions	9,978	8,240	7,760

Loan impairment charges and other credit risk provisions	(2,161)	(3,049)	(3,967)

Net operating income	7,817	5,191	3,793

Operating expenses	(4,462)	(4,602)	(4,317)

Operating profit/(loss)	3,355	589	(524)

Share of profit/(loss) in associates and joint ventures	(1)	17	18

Profit/(loss) before tax	3,354	606	(506)

Latin America
	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m

Interest income	6,351	6,977	7,197
Interest expense	(2,809)	(3,460)	(3,758)

Net interest income	3,542	3,517	3,439

Fee income	1,229	1,295	1,306
Fee expense	(386)	(393)	(427)

Net fee income	843	902	879

Net trading income	597	589	789

Net income from financial instruments designated at fair value	288	236	314

Gains less losses from financial investments	89	73	64
Dividend income	9	7	7
Net earned insurance premiums	1,256	1,268	1,385
Other operating income	47	180	148

Total operating income	6,671	6,772	7,025

Net insurance claims incurred and movement in liabilities to policyholders	(1,106)	(1,089)	(1,255)
Net operating income before loan impairment charges
and other credit risk provisions	5,565	5,683	5,770

Loan impairment charges and other credit risk provisions	(1,136)	(820)	(1,063)

Net operating income	4,429	4,863	4,707

Operating expenses	(3,285)	(3,712)	(3,543)

Operating profit	1,144	1,151	1,164

Share of profit in associates and joint ventures	1	-	-

Profit before tax	1,145	1,151	1,164

13. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Half-year to
		30 June	30 June	31 December
		2012	2011	2011

Closing:	HK$/US$	7.756	7.782	7.768
	£/US$	0.638	0.625	0.646

Average:	HK$/US$	7.761	7.783	7.787
	£/US$	0.634	0.619	0.629

14. Contingent liabilities, contractual commitments and guarantees

	Half-year to
	30 June	30 June	31 December
	2012	2011	2011
	US$m	US$m	US$m
Guarantees and contingent liabilities
Guarantees	79,714	75,281	75,672
Other contingent liabilities	288	356	259

	80,002	75,637	75,931

Commitments
Documentary credits and short-term trade-related transactions	14,807	13,616	13,498
Forward asset purchases and forward deposits placed	784	66	87
Undrawn formal standby facilities, credit lines and other
commitments to lend	548,522	646,493	641,319

	564,113	660,175	654,904

Financial Services Compensation Scheme

At 30 June 2012, HSBC recognised an accrual of US$191m in respect of its share of the estimated Financial Services Compensation Scheme ('FSCS') levy (30 June 2011: US$157m; 31 December 2011: US$87m).

The interest rate to be applied on outstanding borrowings increased from 12 month LIBOR plus 30 basis points, to 12 month LIBOR plus 100 basis points from 1 April 2012.

The FSCS confirmed in May 2012 that the first of three annual instalments of approximately £270m (US$423m) will be levied in total on participating financial institutions in Scheme Year 2013/14 to repay the balance of the loan principal that is not expected to be recovered.

The ultimate FSCS levy to the industry as a result of the collapse of certain financial services firms cannot currently be determined as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS. HSBC's share of the ultimate FSCS levy will also depend on the level of protected deposits and the population of FSCS members at the time.

Commitments

In addition to the commitments disclosed above, at 30 June 2012 HSBC had US$561m (30 June 2011: US$961m; 31 December 2011: US$715m) of capital commitments contracted but not provided for and US$204m (30 June 2011: US$356m; 31 December 2011: US$272m) of capital commitments authorised but not contracted for.

15. Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions including the UK, EU and the US arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2012 (see Note 17, Provisions in the
Interim Report 2012).

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the District Court issued a ruling on 22 November 2010 within the second phase of the case to determine actual damages, that claim forms should be mailed to class members, and also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range 'somewhere between US$2.4bn to US$3.2bn to class members', before pre-judgement interest.

In December 2011, plaintiffs submitted the report of the court-appointed claims administrator to the District Court. That report stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.23bn. Defendants have submitted their objections to certain claims and the plaintiffs have filed their response. At a conference held before the District Court in April 2012, the District Court referred the issues relating to claims to a magistrate judge for resolution. Subsequently, plaintiffs filed a motion with the District Court seeking withdrawal of the referral to the magistrate judge, which is pending. Plaintiffs are expected to ask the District Court to assess pre-judgement interest to be included as part of the District Court's final judgement. We expect the District Court's final judgement to be entered at some point after the claims issues are resolved.

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the District Court's final judgement, which could involve a substantial amount once it is entered. Upon appeal, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC's arguments, the amount of damages, including pre-judgement interest, could be higher, and may lie in a range from a relatively insignificant amount to somewhere in the region of US$3.5bn.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

In November 2011, the US District Court Judge overseeing three related putative class actions in the Southern District of New York dismissed all claims against the HSBC defendants on forum non conveniens grounds, but temporarily stayed this ruling as to one of the actions against the HSBC defendants - the claims of investors in Thema International Fund plc - in light of a proposed amended settlement agreement, pursuant to which, subject to various conditions, the HSBC defendants had agreed to pay from US$52.5m up to a maximum of US$62.5m. In December 2011, the court lifted this temporary stay and dismissed all remaining claims against the HSBC defendants, and declined to consider preliminary approval of the settlement. In light of the court's decisions, HSBC terminated the settlement agreement. The Thema plaintiff contests HSBC's right to terminate. Plaintiffs in all three actions filed notices of appeal to the US Court of Appeals for the Second Circuit. Plaintiffs' opening briefs were filed in April 2012 and HSBC filed responses in July 2012.

One of the individual claims that have been commenced by investors in Thema International Fund plc against HSBC in the Irish High Court has been listed for trial in November 2012.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff's fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the trustee filed a notice of appeal to the US Court of Appeals for the Second Circuit. Briefing in that appeal was completed in April 2012; oral argument is expected later this year.

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee's US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. Between September 2011 and April 2012, the HSBC defendants and certain other defendants moved again to withdraw the case from the Bankruptcy Court. The District Court granted those withdrawal motions as to certain issues and is considering the motions as to other issues. Briefing on the merits of the withdrawn issues is ongoing.

The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud. HSBC has not been served with the trustee's English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited, and Fairfield Lambda Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the BVI have been dismissed, and those dismissals affirmed on appeal. The actions in the United States are currently stayed in the Bankruptcy Court pending developments in related appellate litigation in the BVI.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.
These consent orders require an independent review of foreclosures pending or completed between January 2009 and December 2010 (the 'Foreclosure Review Period') to determine if any customer was financially injured as a result of an error in the foreclosure process. Customer outreach efforts are required, to notify borrowers with foreclosures pending or completed during the Foreclosure Review Period of the foreclosure complaint review process and their ability to request a review of their foreclosure proceeding. The costs associated with the foreclosure review include the costs of conducting the customer outreach plan and complaint process, and the cost of any resulting remediation.

These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the consent orders. The Federal Reserve Board has indicated in a press release relating to the financial services industry in general that it believes monetary penalties are appropriate for the enforcement actions and that it plans to announce such penalties. An increase in private litigation concerning these practices is also possible.

It has been announced that the five largest US mortgage servicers (not including HSBC Group companies) have reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. HNAH, HSBC Bank USA and HSBC Finance have had preliminary discussions with bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not presently known. Based on discussions to date, HSBC recognised provisions of US$257m in the fourth quarter of 2011 to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors, including the imposition of civil money penalties, criminal fines or other sanctions. In addition, such a settlement would not preclude private litigation concerning these practices. In June 2012, the Federal Reserve Board and the Office of the Comptroller of the Currency released a financial remediation framework for use by the independent consultants to recommend remediation for financial injury identified during the Foreclosure Review. Pursuant to this framework, remediation available to a borrower who is found to have been financially injured as a result of servicer errors could include suspension of a pending foreclosure, loan modification, or a lump sum payment. Any borrower who receives remediation will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.
HSBC Bank USA and HSBC Securities (USA) Inc. have been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency ('FHFA'). This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal securities laws and state statutory and common law in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. This action, along with all of the similar FHFA RMBS actions, was transferred to a single judge, who directed the defendant in the first-filed matter to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The District Court's ruling will form the basis for rulings on the other matters, including the action filed against HSBC Bank USA and HSBC Securities (USA) Inc. In the first half of 2012, HSBC Finance Corporation received notice of several claims from claimants related to its activities as sponsor and the activities of its subsidiaries as originators in connection with RMBSs purchased between 2005 and 2007. The claims are currently being evaluated and discussions continue to be held with the claimants, but it has not been concluded that these claims are procedurally or substantively valid.

In December 2010 and February 2011, HSBC Bank USA has received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney's Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York and a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.

Anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control investigations

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across the Group's US businesses, including various issues relating to US Bank Secrecy Act ('BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

The Orders do not preclude additional enforcement actions against HSBC Bank USA or HNAH by US bank regulatory or law enforcement agencies, including the imposition of civil money penalties, criminal fines and other sanctions relating to activities that are the subject of the Orders. HSBC continues to cooperate in ongoing investigations by the DoJ, the Federal Reserve, the Office of the Comptroller of the Currency and the US Department of Treasury's Financial Crimes Enforcement Network in connection with AML/BSA compliance including cross-border transactions involving our cash handling business in Mexico and banknotes business in the US.

HSBC continues to cooperate in ongoing investigations by the DoJ, the New York County District Attorney's Office, the Office of Foreign Assets Control ('OFAC'), the Federal Reserve and the Office of the Comptroller of the Currency regarding historical transactions involving Iranian parties and other parties subject to OFAC economic sanctions.
In July 2012, the US Senate Permanent Subcommittee on Investigations held a hearing and released a report that was critical of, among other things, HSBC's AML/BSA compliance and compliance with OFAC sanctions.

In each of these US regulatory and law enforcement matters, HSBC Group companies have received Grand Jury subpoenas or other requests for information from US Government or other agencies, and HSBC is cooperating fully and engaging in efforts to resolve matters, including through preliminary discussions with relevant authorities. The resolution of at least some of these matters is likely to involve the filing of corporate criminal as well as civil charges and the imposition of significant fines and penalties. The prosecution of corporate criminal charges in these types of cases has most often been deferred through an agreement with the relevant authorities; however, the US authorities have substantial discretion, and prior settlements can provide no assurance as to how the US authorities will proceed in these matters. It is not possible at this time for HSBC to know the terms on which a resolution of the ongoing investigations could be achieved or the form or timing of any such resolution. Based on the facts currently known, HSBC has recognised a provision of US$700m, which reflects HSBC's best estimate of the aggregate amount of fines and penalties that are likely to be imposed in connection with these matters. There is a high degree of uncertainty in making this estimate, and it is possible that the amounts when finally determined could be higher, possibly significantly higher.

In July 2012, HSBC Mexico paid a fine imposed by the Mexican National Banking and Securities Commission amounting to 379m Mexican pesos (approximately US$28m), in connection with non-compliance with anti-money laundering systems and controls.

Other US regulatory and law enforcement investigations

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC Group company in India. While the summons was withdrawn voluntarily, HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service, and engaging in efforts to resolve these matters.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain Group companies acted appropriately in relation to certain customers who had US tax reporting requirements.

In April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA's cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC.
Based on the facts currently known in respect of each of these investigations, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations into the setting of London interbank offered rates, European interbank offered rates and other interest rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US, Canada, the EU, Switzerland and Asia, are conducting investigations related to certain past submissions made by panel banks in connection with the setting of London interbank offered rates ('LIBOR'), European interbank offered rates ('EURIBOR') and other interest rates. As certain HSBC entities are members of such panels, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with those investigations. In addition, HSBC and other panel banks have been named as defendants in private lawsuits filed in the US with respect to the setting of LIBOR and EURIBOR, including putative class action lawsuits which have been consolidated before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other panel banks under various US laws including US antitrust laws, the US Commodities Exchange Act, and state law. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these regulatory investigations or private lawsuits, including the timing and potential impact on HSBC.

16. Events after the balance sheet date

A second interim dividend for the financial year ending 31 December 2012 of US$0.09 per ordinary share (approximately US$1,643m) was declared by the Directors after 30 June 2012. This dividend will be payable on 4 October 2012 to holders of record on 16 August 2012 on the Hong Kong Overseas Branch Register and 17 August 2012 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

In July 2012 HSBC sold 53 of the remaining 57 US branches classified as held for sale at 30 June 2012, recognising a gain of approximately US$200m (see Note 14 in the
Interim Report 2012).

17. Forward-looking statements

This media release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

18. Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2011 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under Section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2012. The Interim Report 2012 was approved by the Board of Directors on 30 July 2012. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2012.

19. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings plc nor any subsidiary undertaking has purchased, sold or redeemed any securities of HSBC Holdings plc during the six months ended 30 June 2012.

20. Proposed interim dividends for 2012

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2012 that have not yet been declared are:

	Third interim	Fourth interim
	dividend for 2012	dividend for 2012

Announcement	9 October 2012	4 March 2013
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	24 October 2012	20 March 2013
American Depositary Shares quoted ex-dividend in New York	24 October 2012	20 March 2013
Record date in Hong Kong	25 October 2012	21 March 2013
Record date in London, New York, Paris and Bermuda1	26 October 2012	22 March 2013
Payment date	12 December 2012	8 May 2013

1 Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

21. Interim Management Statement and Final results

An Interim Management Statement is expected to be issued on 5 November 2012. The results for the year to 31 December 2012 are expected to be announced on Monday 4 March 2013.

22. Corporate governance

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2012 HSBC Holdings plc has complied with the applicable code provisions of The UK Corporate Governance Code issued by the Financial Reporting Council. HSBC Holdings plc has also complied with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ('Hong Kong Code'), from 1 January 2012 until its amendment on 1 April 2012 and with the amended Hong Kong code from 1 April 2012 to 30 June 2012, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. At its meeting on 24 May 2012, the Board adopted Terms of Reference and approved a shareholder communication policy as required under the amended Hong Kong Code.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period, save that, on 15 June 2012, an independent non-executive Director acquired an interest as beneficial owner in 3,950 retail bonds and as non-beneficial owner in 1,170 retail bonds of RMB10,000 each issued by HSBC Bank plc before giving notification and receiving written clearance to deal. All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2011 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

The Directors of HSBC Holdings plc as at the date of this announcement are:

D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†,R A Fairhead†, A A Flockhart*, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, N R N Murthy†, Sir Simon Robertson†and J L Thornton†.

† Independent non-executive Director.
* Non-executive Director. Will retire on 31 July 2012.

The Group Audit Committee has reviewed the results for the six months to 30 June 2012.

23. Interim Report

The Interim Report 2012 will be sent to shareholders on or about 10 August 2012. Copies of the Interim Report 201and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Employee Communications, HSBC-North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA. The Interim Report 2012 and Media Release may also be downloaded from the HSBC Group website www.hsbc.com.

A Chinese translation of the Interim Report 2012 may be obtained on request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report 2012 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

24. For further information contact:

London Andy Berry Telephone: +44 (0)20 7992 5589 Patrick Humphris Telephone: +44 (0)20 7992 1631	Hong Kong Gareth Hewett Telephone: +852 2822 4929

Investor relations enquiries to: Guy Lewis Telephone: +44 (0)20 7992 1938	Investor relations enquiries to: Hugh Pye Telephone: +852 2822 4908

Robert Quinlan Telephone: +44 (0)20 7991 3643	Paris Sophie Ricord Telephone: +33 1 40 70 33 05

Chicago Diane Bergan Telephone: +1 224 880 8055	Investor relations enquiries to: Marc Cuchet Telephone: +33 1 41 02 41 91

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 July 2012